QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

		Fiscal Years
	Three months ended March 31, 2014
		2013	2012	2011	2010	2009
Earnings:
Income (loss) before income taxes	$(5,514)	$410	$2,960	$1,125	$(6,831)	$(13,247)
Fixed charges to add to earnings:
Interest expense	13	58	63	60	12	80
Rent interest factor(1)	133	477	395	410	394	462

Total fixed charges	146	535	458	470	406	542
Earnings before income taxes and fixed charges	$(5,368)	$945	$3,418	$1,595	$(6,425)	$(12,705)
Ratio of earnings to fixed charges(2)	(36.8)	1.8	7.5	3.4	(15.8)	(23.4)

(1)
Approximately one-third of rental expense is deemed representative of the interest factor.

(2)
For 2009 and 2010, our earnings were insufficient to cover fixed charges by $13.2 million and $6.8 million, respectively. For the three months ended March 31, 2014, our earnings were insufficient to cover fixed charges by $5.5 million.

QuickLinks

  Exhibit 12